Page 1 of 9 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            ADAPTIVE SOLUTIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   00650P107
                                 (CUSIP Number)

                                 Phillip Horsley
                           Horsley Bridge Partners, Inc.
                                505 Montgomery St.
                             San Francisco, CA 94111
                                 (415) 986-7733
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   Voluntary
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00650P107                             Page 2 of 9 pages
------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S. Phillip Horsley
            ###-##-####
------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  / /
                                             (b)  /x/
------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

         00
------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                                  / /
------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------------------------------------------
                          (7)      SOLE VOTING POWER
                                   0
                          ----------------------------------------
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              333,888
EACH REPORTING PERSON     ----------------------------------------
WITH                      (9)      SOLE DISPOSITIVE POWER
                                   0
                          ----------------------------------------
                          (10)     SHARED DISPOSITIVE POWER
                                   333,888

------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        333,888
------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                  / /

------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.8%
------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

        IN
------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 00650P107                             Page 3 of 9 pages
------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Gary L. Bridge
            ###-##-####
------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  / /
                                             (b)  /x/
------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

         00
------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                                  / /
------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------------------------------------------
                          (7)      SOLE VOTING POWER
                                   0
                          ----------------------------------------
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              333,888
EACH REPORTING PERSON     ----------------------------------------
WITH                      (9)      SOLE DISPOSITIVE POWER
                                   0
                          ----------------------------------------
                          (10)     SHARED DISPOSITIVE POWER
                                   333,888

------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        333,888
------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                  / /

------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        4.8%
------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

        IN
------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                             Page 4 of 9 Pages

Item 1.  SECURITY AND ISSUER.

          This statement relates to shares of Common Stock of Adaptive Solutions, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1400 N.W. Compton Drive, Suite 340, Beaverton, Oregon 97006.

Item 2.  IDENTITY AND BACKGROUND.

          (a) Pursuant to Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Amendment No. 2 on behalf of S. Phillip Horsley ("Mr. Horsley") and Gary L. Bridge ("Mr. Bridge"). Mr. Horsley and Mr. Bridge are sometimes collectively referred to herein as the "Reporting Persons."

          (b)  The business address of each of the Reporting Persons is:

          505 Montgomery Street
          San Francisco, California 94111

          (c) The principal occupation or employment of Mr. Horsley is serving as President and Treasurer of Horsley Bridge Partners, Inc. and the principal occupation or employment of Mr. Bridge is serving as a Managing Director and as Secretary of Horsley Bridge Partners, Inc. Horsley Bridge Partners, Inc. ("HBP") is a Delaware corporation the principal business of which is providing investment advisory services. HBP is registered as an investment adviser under the Investment Advisers Act of 1940. The address of HBP is: 505 Montgomery Street, San Francisco, California 94111.

          (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Each of the Reporting Persons is a citizen of the United
States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This statement relates to shares of Common Stock and warrants of the Issuer which are held by Aperture Associates, L.P., a Delaware limited partnership ("Aperture"). As of December 31, 1996, Aperture was the owner of 226,312 shares of

                                             Page 5 of 9 Pages

Common Stock of the Issuer and warrants, which are currently exercisable, for the purchase of an additional 107,576 shares of Common Stock of the Issuer (collectively, the "Issuer Securities"). These holdings have been reported on a Schedule 13G filed by Aperture with the Securities and Exchange Commission.

          This Amendment No. 2 is being filed by the Reporting Persons to reflect an increase in the number of shares beneficially owned by Aperture because of an adjustment to the exercise price for the purchase of Common Stock of the Issuer pursuant to the terms of the warrants held by Aperture.

Item 4.  PURPOSE OF TRANSACTION.

          Aperture holds the Common Stock and warrants of the Issuer for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) Each of the Reporting Persons may be deemed to be the beneficial owner, as determined pursuant to Rule 13d-3 of the Act, of the Issuer Securities which constitute approximately 4.8% of the outstanding shares of Common Stock of the Issuer (including the shares issuable upon exercise of such warrants), based upon 6,916,270 shares of Common Stock outstanding as of September 30, 1996, as reported in the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission.

          (b) Neither Reporting Person has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of any shares of the Common Stock of the Issuer. Each of the Reporting Persons may be deemed to share the power to vote or to direct the vote or to dispose or to direct the disposition of the Issuer Securities. The power to vote or to direct the vote or to dispose or to direct the disposition of the Issuer Securities is shared as follows:

          (i) Aperture is the owner of the Issuer Securities. Horsley Bridge Partners, Inc. ("HBP"), Kevin P. Wright, an individual ("Mr. Wright") and Aperture Partners, L.P., a Delaware limited partnership ("Aperture Partners") are the general partners of Aperture. The power to vote or to

                                             Page 6 of 9 Pages

     direct the vote and to dispose or to direct the disposition of the Issuer Securities owned by Aperture is exercised by the general partners of Aperture through a Management Committee comprised of Mr. Wright, Mr. Horsley, Mr. Bridge and another individual, N. Dan Reeve ("Mr. Reeve"). In addition, Mr. Horsley and Mr. Bridge are the trustees of certain family trusts which own all of the stock of HBP and are the directors of HBP. Mr. Horsley and Mr. Bridge also are two of the three general partners of Aperture Partners. Mr. Reeve, who is an employee of HBP, is the third general partner of Aperture Partners.

          The business address of Aperture, Aperture Partners and Mr. Reeve is: 505 Montgomery Street, San Francisco, California 94111. Mr. Wright is an employee of Eastman Kodak Company and his business address is: Venture Capital Development, Eastman Kodak Company, Building 83, Room 716, 1999 Lake Avenue, Rochester, New York 14650.

          Pursuant to Rule 13d-4 of Regulation 13D-G of the General Rules and Regulations under the Act, Mr Horsley and Mr. Bridge each disclaim beneficial ownership of the Issuer Securities held by Aperture. The filing of this Statement by such Reporting Persons shall not be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, beneficial owners of the Issuer Securities.

          (ii) To the best knowledge of the Reporting Persons, none of the individuals named in (i) above with whom the Reporting Persons share voting or dispositive power with respect to the Common Stock of the Issuer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (iii) To the best knowledge of the Reporting Persons, none of the individuals named in (i) above with whom the Reporting Persons share voting or dispositive power with respect to the Common Stock of the Issuer has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (iv) To the best knowledge of the Reporting Persons, each of the individuals named in (i) above with whom the Reporting Persons share voting or dispositive power with respect to the Common Stock of the Issuer is a citizen of the United States.

                                             Page 7 of 9 Pages

     (c)  None.

     (d)  Not Applicable.

     (e) The Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock of the Issuer. The exact date on which the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock depends on the date the Issuer issued additional shares of Common Stock which diluted Aperture's ownership to less than 5%. Such information is not available to the Reporting Persons.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A. - Joint Filing Agreement Pursuant to Rule 13d-1(f)(1)(iii).

           [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                             Page 8 of 9 Pages



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997


                                /S/ S. PHILLIP HORSLEY
                                    S. PHILLIP HORSLEY



                                   /S/ GARY L. BRIDGE
                                    GARY L. BRIDGE